Exhibit 21.1

LIST OF SUBSIDIARIES

Ownership Percentage	Name		Incorporation
100%	Bank First National		National
	100%	Bank First Investments, Inc.	Wisconsin
	49.8%	UFS, LLC	Wisconsin
	100%	TVG Holdings, Inc.	Wisconsin
		30% Ansay & Associates, LLC	Wisconsin
100%	Veritas Asset Holdings, LLC		Wisconsin